                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 333-73830
                                   Subject Company: The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


                    THIRD QUARTER FY02 CONFERENCE CALL SCRIPT
                    -----------------------------------------


STEVE ELLCESSOR INTRODUCTION:
-----------------------------


         Good morning everyone and thank you for joining us on The J.M. Smucker Company's investor conference call to discuss our pending transaction with Procter & Gamble to merge the Jif and Crisco brands into the Smucker Company. I am Steve Ellcessor, and I am the company's Vice President--Finance and Administration. With me this morning from The J.M. Smucker Company are Tim Smucker, chairman and co-CEO, and Richard Smucker, president and co-CEO.


         After this brief introduction, Tim will provide you with a strategic overview of our growth plans and an update on our transaction. Then Richard will provide a brief overview of the third quarter results and some perspective on our current business. At the conclusion of their comments, which will last approximately 15 minutes, Tim, Richard, and I will be available for any questions you may have. The call in total will last approximately 45 minutes.


         If you have not yet seen our press release, it is available on our Web site at www.smuckers.com. If you have any follow-up questions, after today's call please feel free to call me.


         Before we begin, I would like to remind you that certain statements in this presentation and during the question and answer period that follow may relate to future events and expectations, and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. I invite you to read the full disclosure statement concerning such forward-looking statements in the press release.

         With that, I'll turn the call over to Tim Smucker.


TIM SMUCKER
-----------


         Good morning and thank you for joining us. We wanted to take this opportunity to update you on the status of our transaction and to further discuss our strategic vision for the company.


         As most of you know, we announced in October our agreement with Procter & Gamble to merge the Jif & Crisco brands into the Smucker Company. Today, I would like to discuss why we feel this transaction is such a perfect strategic fit for our company. Then I'd like to give you some perspective on our plans for the future growth of those brands and our company. And finally, I'll update you on the status of the transaction.


         As I said, this transaction is a perfect strategic fit for our company. It will create a "new" Smucker, combining three American icon brands, each with the number one market position in their respective categories. Each of these brands, like Smucker's, has a strong position in both the minds of consumers and in the center aisles of the nation's retail outlets. These brands also support Smucker's long-term strategy of building market share in our core retail brands with

     -    trusted, high quality products;

     -    good, consistent marketing support; and

     -    time tested brand management skills.


They also support our primary emphasis on North American growth.

         This transaction is expected to double our sales to approximately $1.3 billion a year and more than double our cash flows and profits, resulting in an increased share price and long-term shareholder value. The deal is accretive to earnings per share and - because of its unique structure - it will provide us with a very strong balance sheet and minimal debt. This creates a platform for future growth - not only for growing existing brands - but it also gives us the opportunity to acquire additional leading brands in the food business.


         The addition of these new brands will also diversify our revenue streams. Currently half of our business is in fruit spreads, dispersed across several business areas. The new Smucker Company, on the other hand, will be predominantly a consumer retail, branded business, with a good balance of product categories. Roughly a quarter of our business will be in the peanut butter category; a quarter will be in fruit spreads; and another quarter will be in shortenings and oils. This provides us with a more balanced, profitable basis for future growth.


         Going forward, growth will continue to come from share of market gains and new product initiatives in our core businesses. We believe there are share of market opportunities for both Jif and Crisco, and we will invest in support of those brands and their growth. We have always believed that consistent marketing support is essential to the long-term strength and growth of a brand.


         We will also continue to grow through the acquisition of other leading food brands. We will maintain a conservative balance sheet, but are willing in the right situations, to borrow in support of our acquisition strategy. For an acquisition candidate to be considered, though, it will have to be a leading brand and offer a return opportunity that meets or exceeds our return requirements.


         Let me move now to an update on the status of the transaction itself. As I believe all of you are aware, completion of the transaction requires a private letter ruling from the IRS. P&G filed the ruling request with the IRS in November. Our expectation remains that it will take three to six months to obtain the ruling. We are confident that the ruling will be issued and still anticipate a closing during the second calendar quarter of this year.

         In addition, we are in the final stages of our discussions with the SEC with regard to the form of the prospectus / proxy statement for our special shareholders' meeting and expect to finalize those discussions in the very near future. In order to ensure sufficient time between the mailing of the proxy materials and the date of the special shareholder's meeting, we are moving the originally scheduled March 1 meeting to a later date, yet to be determined. Once we have concluded discussions with the SEC, we will announce that date. We do not anticipate any difficulty in obtaining shareholder approval.


         The integration plans with Procter & Gamble are proceeding as planned. P&G continues to manage the Jif and Crisco businesses of course, but we are remaining as close to the businesses as we can given the regulatory and legal limitations. We expect roughly a three-month cutover transition once the closing date occurs.


We anticipate one-time expenses of $10-15 million related to the transaction, some of which will fall into this fiscal year and the remainder of which will be recognized next year. The specific amount that we will incur this year will depend upon the actual closing date, but we would expect it to be in the $3 to $5 million range. As our earnings release stated, we have incurred about $1 million or $.02 per share in transaction costs through the end of the third quarter.


         The street's reception to the transaction has been very positive and we have begun an active campaign to tell our story to a number of potential institutional investors whom we believe would be interested in the investment potential of our company.


         As part of that effort to bring wider recognition to our investment potential, we have conducted several "road shows" already, and we expect to do several more through the completion of the transaction and beyond. In addition, and as many of you know, we will be presenting at the Consumer Analyst Group of New York conference next week.

         In sum, we are extremely excited about this transaction and look forward to welcoming all of our new employees and shareholders to The J. M. Smucker Company as we position ourselves for what we think will be a positive and profitable future for all of us.


         Now Richard will provide a few comments with regards to the results for the third quarter.


RICHARD SMUCKER
---------------


         Good morning everyone. It's nice to be able to talk with so many of you who are up so bright and early this morning. Hopefully you're enjoying some toast and jam for breakfast as you listen to our call!


         The most important thing to keep in mind as I highlight some of the key performance numbers from the third quarter is that, at a time when we are preparing to transform our company, our current business continues to perform extremely well in terms of both top and bottom line results.


         After I go through some of the specifics for the quarter, I will discuss how well our current performance positions us to bring on board the Jif and Crisco brands. I will also comment on the opportunities that the transaction gives us to restructure our current businesses for greater efficiency going forward. Finally, before we take your questions, I'll try to give you some perspective on what to expect for the year with regard to earnings.


        We are very pleased with the results for both the third quarter and the first nine months. Diluted earnings per share were $0.32. It is important to note that this includes approximately $.02 per share of costs associated with the pending Jif and Crisco merger. The businesses, therefore, met the performance that was expected of them by the street. Both EBITDA and net earnings for the quarter were up 13% over last year.

        Sales were also strong, up 10% for the quarter and 4% for the first nine months. Each major business area posted a sales increase for the quarter.


         Looking at our domestic segment, sales were up 9% for the quarter. The consumer business is experiencing steady and strong growth in the range of 6% in the core retail business where we compete in three key categories: fruit spreads, ice cream toppings, and natural peanut butter. Our fruit spreads market share continues to grow.


         Foodservice sales are up over 13 percent, the third consecutive quarter of double-digit growth. This was primarily a result of the success of our Uncrustables peanut butter and jelly sandwich. We continue to have excellent results in the school systems around the country with this product.


         Beverage sales are up 9% for the quarter with our R. W. Knudsen Family and Santa Cruz Organic brands performing well.


         Industrial sales were up 30%, due primarily to the added sales contributed by the fruit preparation business acquired from International Flavors and Fragrances in October. These sales contributed approximately $.02 per share to earnings this quarter. The success of that acquisition has helped balance the anticipated loss of business in other parts of our industrial area, which I will address further in a minute.


         International sales were up 11% from last year - and would have been up even more had exchange rates remained constant. Growth occurred in almost every part of the Company's international segment including Australia, Brazil, Mexico, and Export. Sales in Brazil increased 25% due primarily to the IFF acquisition.


         Expenses for the quarter were in line with expectations. Going forward, we expect that the addition of the Jif and Crisco businesses will result in SD&A expenses being a lower percentage of sales than they are today, even with the increased marketing expenditures that we plan in support of the new brands.


         As Tim mentioned, our long-term growth strategy for the Company will be to focus primarily on leading brands within the retail segment. We will nonetheless continue to support our other businesses and strive to make them as strong and profitable as we can.


         In that regard, let me comment further on our industrial business, where we have seen margins that at one time were near corporate average erode over the past several years. As we prepare to integrate Jif and Crisco and increase our retail focus, we are using this opportunity to restructure our industrial business by discontinuing select contracts that do not support our long-term margin objectives. This will result in an annual loss of sales of approximately $40-$50 million, with an after-tax earnings impact of less than $1 million. The IFF acquisition will help to replace some of those sales, at better margins, and will also offset in part the overhead impact of the lost volume. Overall, we believe that these decisions will make the industrial area a smaller, but more profitable and, therefore, more viable part of our business in the future.


         So, with all of that said, our 4th quarter and year-end anticipated results remain in line with analysts' earnings expectations in the range of $1.33 to $1.37. This excludes the impact of any spending related to the transaction. As we noted earlier, we are already incurring some cost and will incur additional costs in our 4th quarter related to the Jif and Crisco transaction. Therefore, bottom-line results for the year will depend to some extent upon when that transaction closes and how many of the transaction costs are incurred before year-end.


     Let me close now by noting once again how extremely excited everyone in our company is about the NEW Smucker Company. This powerful combination of #1 American icon brands complements our vision of acquiring profitable, center of the store brands with #1 market positions. We believe that our results in this quarter and year-to-date show the strength of our company and the depth of our management team. We believe that the value of the Company will be recognized as we move forward and as we get the story out.


     With that we'll take your questions.





     Q&A SESSION
     -----------





     GOODBYE
     -------


         Thank you again for joining us on the conference call this morning. We look forward to talking more with each and every one of you about the inherent value and growth potential of The J. M. Smucker Company. If you have any further questions, please contact Steve Ellcessor and he will be happy to assist you. Have a wonderful day.


SECURITIES LAWS LEGEND:
-----------------------

THE J. M. SMUCKER COMPANY HAS FILED WITH THE COMMISSION A PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO THE J. M. SMUCKER COMPANY. INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE COMMISSION FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE COMMISSION AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE COMMISSION BY THE J. M. SMUCKER COMPANY FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM THE
J. M. SMUCKER COMPANY, STRAWBERRY LANE, ORRVILLE, OHIO 44667, ATTENTION:
INVESTOR RELATIONS, OR BY TELEPHONE AT 330-682-3000.

THE J. M. SMUCKER COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE J. M. SMUCKER COMPANY'S SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN THE J. M. SMUCKER COMPANY IS CONTAINED IN THE J. M. SMUCKER COMPANY'S PROXY STATEMENT DATED JULY 10, 2001, WHICH IS FILED WITH THE COMMISSION. SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTEREST OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT-PROSPECTUS.